Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605
Rockwall, Texas 75087
(972) 722-7351

October 8, 2008

Ms. Myra Ransom
Ms. Alexandra Ledbetter
Mr. H. Christopher Owings
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:          Surface Coatings, Inc.
Form S-1
File No. 333-145831

Dear Ms. Ransom, Ms. Ledbetter and Mr. Owings:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form S-1 to Monday, October 13, 2008 at 9:30 a.m., eastern standard time, or as soon thereafter as practicable.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/  Richard Pietrykowski
Richard Pietrykowski
President